SUB-ITEM 77D(G)



                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                          AIM VARIABLE INSURANCE FUNDS

On June 28, 2005, the Board of Trustees (the "Board") of AIM Variable Insurance Funds on behalf of AIM V.I. Diversified Income Fund (the "Fund") adopted resolutions approving a revision to the Fund's investment strategy authorizing the Fund to enter into credit default swaps, credit default index and credit default swap options. The following sentence was added to the disclosure under the heading "INVESTMENT OBJECTIVE AND STRATEGIES" in the prospectus, "The fund may also invest in credit derivatives."